PO Box 9777 Federal Way, WA 98063-9777

April 9, 2009

Mr. John Cash

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement Filed March 10, 2009
File #1-4825

Dear Mr. Cash:

We have received your correspondence dated April 6, 2009 in which you commented on Weyerhaeuser Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 and our 2009 Definitive Proxy Statement on Schedule 14A. While we are in the process of preparing a response, we would like to request an extension of time to respond due to the need to coordinate with our Compensation Committee. We expect to provide our response on or before May 31, 2009.

If you have any questions, please give me a call at (253) 924-4146.

Sincerely,

Weyerhaeuser Company

/s/ Jeanne Hillman for Patty Bedient
Patricia M. Bedient
Executive Vice President and Chief Financial Officer